FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WPS RESOURCES CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1) Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

a) WPS Resources Corporation, is a nonutility company and was incorporated on December 3, 1993 under the laws of the state of Wisconsin and has its principal executive office at 700 North Adams Street, P. O. Box 19001, Green Bay, Wisconsin 54307-9001. WPS Resources was organized for the purpose of becoming the parent holding company in a corporate restructuring. Effective September 1, 1994, WPS Resources, became the parent of Wisconsin Public Service Corporation through a share-for-share exchange of common stock. After the exchange, WPS Resources owned 100% of the common stock of Wisconsin Public Service, consisting of 23,896,962 shares, with $4 per share par value. The directors of WPS Resources are also directors of Wisconsin Public Service. The majority of the officers of WPS Resources are also officers of Wisconsin Public Service. The total consolidated assets of WPS Resources at December 31, 2000 were $2,816,142,000.

Subsidiaries of WPS Resources consist of the following:

i) Wisconsin Public Service Corporation is a utility company and was incorporated on July 17, 1883 under the laws of the state of Wisconsin and has its principal executive office at 700 North Adams Street, P. O. Box 19001, Green Bay, Wisconsin 54307-9001. The total assets of Wisconsin Public Service at December 31, 2000 were $1,503,246,000, or 53.4% of the assets of WPS Resources. WPS Resources' equity in net income for the year 2000 was $70,370,000. Wisconsin Public Service is an operating public utility company engaged chiefly in the production, transmission, distribution, and sale of electricity and in the purchase, distribution, and sale of natural gas. Wisconsin Public Service serves approximately 395,000 electric customers and 235,000 gas customers in 11,000 square miles in northeastern and central Wisconsin and an adjacent part of Upper Michigan. Wisconsin Public Service provided wholesale electric service to 15 communities. About 95% of operating revenues in the year 2000 were derived from Wisconsin customers, and 5% from Michigan customers.

(1) WPS Leasing, Inc. is a nonutility company and was incorporated on September 21, 1994 under the laws of the state of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin Public Service owns 100% of the capital stock of WPS Leasing. The total assets of WPS Leasing at December 31, 2000 were $12,765,000 or 0.85% of the assets of Wisconsin Public Service. The 2000 Wisconsin Public Service equity interest in net income was $(104,787). The principal business of WPS Leasing is to participate in the financing of specific utility projects.

(2) Wisconsin Valley Improvement Company of which Wisconsin Public Service owns 26.9% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at Wausau, Wisconsin. Wisconsin Valley Improvement operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons. Water tolls are charged to benefited power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). Wisconsin Valley Improvement generates no electric energy and renders no public utility services. Total assets of Wisconsin Valley Improvement at December 31, 2000 were $818,000, or .05% of the assets of Wisconsin Public Service. Wisconsin Public Service's equity in net income for Wisconsin Valley Improvement for the year 2000 was $21,000, or .03% of the total net income of Wisconsin Public Service. It is the opinion of legal counsel that Wisconsin Valley Improvement is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the Securities and Exchange Commission declared Wisconsin Valley Improvement not to be a subsidiary of Wisconsin Public Service.

(3) Wisconsin River Power Company of which Wisconsin Public Service owns 66.88% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at the principal executive offices of WPS Resources. Wisconsin River Power's business consists of the operation of two hydroelectric plants on the Wisconsin River. The energy output is sold in equal parts to three companies that previously owned equal proportions of all outstanding stock of Wisconsin River Power. Our share of total assets of Wisconsin River Power at December 31, 2000 was $10,834,000, or .72% of the assets of Wisconsin Public Service. Wisconsin Public Service's equity in net income for Wisconsin River Power for the year 2000 was $1,059,000, or 1.5% of the total net income of Wisconsin Public Service. Further information concerning the nature of the business of Wisconsin River Power is set forth in findings and opinions of the Securities and Exchange Commission entered in reference to Wisconsin River Power on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and its orders in Docket No. EL79-10.

(a) Lakes Development Corporation is a nonutility company incorporated on November 9, 1990 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources. Wisconsin River Power owns 100% of the capital stock of Lakes Development Corporation. Lakes Development owns and operates recreational facilities on hydro lands.

(4) WPS Investments, LLC is a nonutility company incorporated on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources. Wisconsin Public Service owns 100% of WPS Investments. The principal business of WPS Investments is to hold the investment in American Transmission Company obtained by transferring the transmission assets of Wisconsin Public Service to American Transmission Company. At December 31, 2000, WPS Investments owns approximately a 12% interest in American Transmission Company.

(a) American Transmission Company LLC is a utility company incorporated on June 12, 2000 under the laws of the state of Wisconsin. Its principal offices are located at N16W23217 Stone Ridge Drive, Waukesha, WI 53188. The principal business of American Transmission Company is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various related subsidiaries. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company.

(5) ATC Management Inc. is a utility company incorporated on June 12, 2000 under the laws of the state of Wisconsin. Its principal offices are located at N16W23217 Stone Ridge Drive, Waukesha, WI 53188. ATC Management is the corporate manager of American Transmission Company LLC.

ii) WPS Nuclear Corporation is a nonutility company incorporated on February 24, 1999 under the laws of the state of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources. WPS Resources owns 100% of the $1 par value capital stock of WPS Nuclear. WPS Nuclear owns one-fifth of Nuclear Management Company, LLC.

(1) Nuclear Management Company, LLC is a nonutility company and was incorporated on February 26, 1999 under the laws of the State of Wisconsin. Its principal offices are located at 700 First Street, Hudson, Wisconsin 54016. Nuclear Management Company will provide maintenance, operation, and decommissioning services to nuclear power plants of member companies.

iii) WPS Visions, Inc. is a nonutility company incorporated on July 12, 1996 under the laws of the state of Wisconsin. Its principal offices are at the principal executive offices of WPS Resources. WPS Resources owns 100% of the capital stock of WPS Visions. The intended principal business is to participate in energy and energy-related nonutility ventures.

iv) Badger Energy Services, LLC is a nonutility company incorporated on August 22, 2000 under the laws of the state of Wisconsin. Its principal offices are at PO Box 987, Oconto Falls, WI. WPS Resources owns 14.29% of Badger Energy Services. The principal business is the sale of propane and energy related services in the state of Wisconsin.

v) WPS Resources Capital Corporation is a nonutility company, incorporated on January 13, 1999 under the laws of the state of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources which owns 100% of its capital stock. WPS Resources Capital is an intermediate holding company owning 100% of the capital stock of WPS Power Development, Inc. and WPS Energy Services, Inc.

(1) WPS Energy Services, Inc. is a nonutility company incorporated on October 12, 1994 under the laws of the state of Wisconsin with its principal offices at 1088 Springhurst Drive, Green Bay, WI 54304. WPS Resources Capital owns 100% of the capital stock of WPS Energy Services. The principal business is to provide electric and gas marketing services, real-time energy management services, project management, and energy consulting services to wholesale and retail participants in the nonregulated energy market. WPS Energy Services holds a power marketers license from the Federal Energy Regulatory Commission.

(a) WPS-ESI Gas Storage, LLC is a nonutility company incorporated on August 26, 1999 under the laws of the state of Wisconsin. Its principal offices are located at the principal offices of WPS Energy Services. WPS Energy Services owns 75% of WPS-ESI Gas Storage. The principal business activity is to own and operate a gas storage facility in the state of Michigan.

(2) WPS Power Development, Inc. is a nonutility company incorporated on December 21, 1994 under the laws of the state of Wisconsin with its principal offices at 1088 Springhurst Drive, Green Bay, WI 54304. WPS Resources Capital owns 100% of the capital stock of WPS Power Development. The principal business is to develop and purchase electric generation and related projects and to provide (i) project development, (ii) engineering and project management, and (iii) operations and maintenance services to the nonregulated power generation industry.

(a) PDI Stoneman, Inc. is a nonutility company incorporated on April 1, 1996 under the laws of the state of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of PDI Stoneman's capital stock. The principal business of PDI Stoneman is to own 66-2/3% of Mid-American Power, an exempt wholesale generator who owns the E. J. Stoneman Generating Station.

(b) PDI Operations, Inc. is a nonutility company incorporated on May 31, 1996 under the laws of the state of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of the capital stock of PDI Operations. The principal business is to provide operation, maintenance, and technical services for the E. J. Stoneman Generating Station and other operating assets of WPS Power Development and its subsidiaries.

(c) WPS Northern Nevada, LLC is a nonutility company incorporated on October 20, 2000 under the laws of the state of Nevada. Its principal offices are at the principal offices of WPS Power Development. WPS Power Development owns 100% of WPS Northern Nevada. The principal business is to own the 545 megawatt Tracy/Pinon generation station. The final purchase of the Tracy/Pinon generating station is still under negotiation. Upon completion of the purchase, WPS Northern Nevada intends to apply for status as an exempt wholesale generator.

(d) Combined Locks Energy Center, LLC is a nonutility company incorporated on September 15, 2000 under the laws of the state of Wisconsin. Its principal offices are at the principal offices of WPS Power Development. WPS Power Development owns 100% of Combined Locks Energy Center. The principal business is to own a 50 megawatt electric cogeneration facility in Combined Locks, Wisconsin. Upon completion of the facility, Combined Locks Energy Center intends to apply for status as an exempt wholesale generator.

(e) Mid-American Power Ventures, LLC is a nonutility company incorporated on August 22, 1996 under the laws of the state of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 75% of Power Ventures. The intended principal business of Power Ventures is to develop power production facilities with other partners and eventually establish a fund to invest in power production facilities. Mid-American Power Ventures is currently inactive.

(f) Neulite Industries of Wisconsin, LLC is a nonutility company incorporated on September 25, 1996 under the laws of the state of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 50% of Neulite. The intended principal business of Neulite is to own, construct, and operate lightweight aggregate production facilities. Neulite is currently inactive.

(g) Renewable Fibers International, LLC is a nonutility company incorporated on January 16, 1998 under the laws of the state of Wisconsin with its principal offices at 125 South Jefferson Street, Suite 201, Green Bay, Wisconsin 54301. WPS Power Development owns 33-1/3% of Renewable Fibers. The principal business is to develop and carry on business activities related to the continuous fiber liberation of wood chips.

(h) Wisconsin Woodgas LLC is a nonutility company incorporated on January 27, 1998 under the laws of the state of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of the capital stock of Wisconsin Woodgas. The principal business is to own and operate a gasification facility that converts biomass feedstock into biomass gas for sale to Wisconsin Energy Operations.

(i) Wisconsin Energy Operations LLC is a nonutility company incorporated on January 27, 1998 under the laws of the state of Wisconsin with its principal offices located in Bangor, Wisconsin. WPS Power Development owns 49% of Wisconsin Energy Operations. The principal business is to own and operate a steam generation facility that generates process steam for sale to Webster Industries Incorporated.

(j) ECO Coal Pelletization #12, LLC is a nonutility company incorporated on June 15, 1998 under the laws of the state of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 66-2/3% of ECO Coal Pelletization #12. The principal business is to own and operate a facility that combines coal fines and a binder material to create synthetic fuel.

(k) Sunbury Holdings, LLC is a nonutility company incorporated on April 30, 1999 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Development owns 100% of Sunbury Holdings. Sunbury Holdings is the parent of Sunbury Generation, WPS Westwood Generation, and Penfield Collieries.

(i) Penfield Collieries, LLC is a nonutility company incorporated on April 30,1999 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. Sunbury Holdings, owns 100% of Penfield Collieries. Penfield Collieries owns coal processing facilities and coal silt reserves in Pennsylvania.

vi) Upper Peninsula Power Company is a utility company and was incorporated on February 26, 1947 under the laws of the state of Michigan with its principal offices at 600 Lakeshore Drive, Houghton, Michigan 49931. WPS Resources owns 100% of the capital stock of Upper Peninsula Power, consisting of 1,473,736 shares of no par value common stock. The total assets of Upper Peninsula Power at December 31, 2000 were $126,585,000, or 4.5% of the assets of WPS Resources. WPS Resources' equity in net income for the year 2000 was $2,459,000. Upper Peninsula Power is engaged in the generation, purchase, transmission, distribution, and sale of electric energy in the Upper Peninsula of Michigan in the Counties of Alger, Baraga, Delta, Houghton, Iron, Keweenaw, Marquette, Menominee, Ontonagon, and Schoolcraft. All operating revenue is derived from Michigan customers.

vii) Upper Peninsula Building Development Company is a nonutility company incorporated on January 18, 1989 under the laws of the state of Michigan. Its principal offices are located at the principal offices of Upper Peninsula Power. WPS Resources owns 100% of the capital stock of Building Development. Building Development owns the building leased to Upper Peninsula Power for its corporate headquarters.

viii) Penvest, Inc. is a nonutility company incorporated on October 27, 1995 under the laws of the state of Michigan. Its principal offices are at the principal executive offices of WPS Resources. WPS Resources owns 100% of the capital stock of Penvest. Penvest has nonutility investments in telecommunications and real estate.

(1) Superior Technologies, Inc. is a nonutility company incorporated under the laws of the state of Michigan on March 8, 1996. Its principal offices are at 620 South Lake Street, Marquette, MI, 49855. Penvest owns 33.33% of the capital stock of Superior Technologies. The principal business activity of Superior Technologies is research and development related to utility and telecommunication services.

ix) WPSR Capital Trust I is a statutory business trust created on June 9, 1998 under the laws of the state of Delaware with its principal offices at the principal executive offices of WPS Resources. WPS Resources owns 100% of the common securities of the Trust. The Trust's purpose is to issue securities representing undivided beneficial interests in the assets of the Trust and investing the proceeds thereof in subordinated debentures issued by WPS Resources. The sole asset of the Trust is $51,500,000 of WPS Resources subordinated debentures due in 2038.

x) Brown County C-LEC, LLC is a telecommunication company incorporated on March 8, 1999 organized under the laws of the state of Wisconsin. Its principal offices are located in Green Bay, Wisconsin. WPS Resources acquired a 40% ownership interest on December 30, 1999. The Brown County C-LEC is organized to provide local exchange service and telephone communication service in the Green Bay, Appleton and De Pere, areas in northeastern Wisconsin.

2) A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Statistics set forth in the answer to this item are as of December 31, 2000.

a) WPS Resources Corporation directly owns all the stock of Wisconsin Public Service, Upper Peninsula Power, WPS Resources Capital Corporation, WPS Nuclear Corporation, WPS Visions, Upper Peninsula Building Development, and Penvest. In addition to this stock ownership, WPS Resources directly owns 40% of Brown County C-LEC, LLC, 14.29% interest in Badger Energy Services, LLC, a small amount of equipment and software, and a number of small investments in miscellaneous ventures.

b) Wisconsin Public Service Corporation owns and operates electric properties comprising an integrated system of production, transmission, and distribution facilities throughout the territory served. Generating facilities consist of two steam plants (at Green Bay, and Weston, Wisconsin) with a total rated capacity of 886,900 kilowatts ("kw"); a 41.2% share of the Kewaunee Nuclear Power Plant at Kewaunee, Wisconsin, which Wisconsin Public Service operates and owns jointly with Wisconsin Power and Light Company and Madison Gas and Electric Company, with a rated capacity of 500,000 kw (Wisconsin Public Service's share is 206,200 kw); a 31.8% share of the Columbia Energy Center at Portage, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, and Madison Gas and Electric Company, with a rated capacity of 1,075,000 kw (Wisconsin Public Service's share is 342,000 kw); a 31.8% share of the Edgewater Steam Plant Unit #4 at Sheboygan, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, with a rated capacity of 333,000 kw (Wisconsin Public Service's share is 105,800 kw); combustion turbines of 46,300 kw and 19,800 kw, respectively, south of Wausau, Wisconsin; two combustion turbines of 40,800 kw and 40,400 kw and a 68% share in a combustion turbine of 75,500 kw (Wisconsin Public Service's share is 51,340 kw) owned jointly with Marshfield Electric and Water Department and operated by Wisconsin Public Service, all located near Marinette, Wisconsin; 15 hydroelectric plants (14 in Wisconsin and 1 on the border stream between Wisconsin and Michigan) with aggregate rated capacity of 52,900 kw; a 4,100 kw diesel plant at Eagle River, Wisconsin; a 3,900 kw diesel plant at Ashwaubenon, Wisconsin; and a 174,700 kw peaker plant through a purchased power agreement with DePere Energy Center, LLC in De Pere, Wisconsin.

As of January 1, 2001 all transmission assets of Wisconsin Public Service were transferred to American Transmission Company. As of December 31, 2000, transmission and distribution facilities owned by Wisconsin Public Service included 57 transmission substations, 110 distribution substations, and approximately 21,601 route miles of transmission and distribution lines. Wisconsin Public Service is interconnected with Wisconsin River Power Company, has 17 interconnections in Wisconsin for purposes of power pooling (Wisconsin Power and Light Company and Madison Gas and Electric Company), and 25 interconnections (23 in Wisconsin and 2 in Michigan) with nonaffiliated neighboring utilities, principally for the purpose of sharing reserve capacity and for emergencies. Wisconsin Public Service also has 19 interconnections to serve 5 neighboring municipal and cooperative utilities. Wisconsin Public Service also has 6 distribution system interconnections to serve 5 neighboring municipal and cooperative utilities.

Gas facilities include approximately 5,454 miles of main, 70 gate and city regulator stations, and 219,478 services. All gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from Wisconsin Public Service gas lines in the adjacent city of Marinette, Wisconsin.

All electric and gas facilities of Wisconsin Public Service are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

c) Upper Peninsula Power Company has all of its properties located in Michigan. The transmission and distribution system is comprised of approximately 3,565 circuit miles. Transmission and subtransmission networks are operated at 138, 69, 33, and 12 kilovolts, consisting of approximately 373, 368, 48, and 13 circuit miles, respectively. The remaining 2,763 miles are operated at distribution voltages ranging between 120 and 15,000 volts.

Upper Peninsula Power owns a 17,700 kw coal/gas generating station in Baraga County, a 27,500 kw oil-fired gas turbine in Houghton County and another 27,500 kw oil-fired gas turbine in Delta County. It owns 9 hydroelectric plants in Michigan with aggregate rated capacity of 37,890 kw. Upper Peninsula Power owns numerous miscellaneous properties in various parts of its territory, which are used for office, service, and other purposes. The most important of these are the Service Centers in Ishpeming, Houghton, Ontonagon, Iron River, Escanaba, and Munising. Upper Peninsula Power also leases small parcels of land for substations and miscellaneous temporary uses.

d) American Transmission Company LLC owns and operates electric transmission facilities throughout eastern Wisconsin and portions of Illinois and the Upper Peninsula of Michigan. Transmission and distribution facilities owned by American Transmission Company include 7,574 miles of transmission lines, 93 wholly owned transmission substations, and 417 jointly owned transmission substations. American Transmission Company has 75 interconnections (60 in Wisconsin, and 15 in Michigan and Illinois).

e) ATC Management Inc. is the corporate manager of American Transmission Company and owns no utility assets.

f) Wisconsin River Power Company owns and operates the 20,000 KW Petenwell and 15,000 KW Castle Rock hydroelectric plants. Both facilities are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin. All electric energy produced is sold at the plant sites which are wholly within the state of Wisconsin, and no electric energy is delivered to or received by it outside of the state of Wisconsin. Wisconsin River Power sold 176,748,000 KWH of electric energy at retail or wholesale during the twelve months ended December 31, 2000.

3) The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies: (The information required by Item 3 of this Form U-3A-2 is shown in Exhibit D hereto.)

4) The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

a) Mid-American Power, LLC

i) Mid-American Power is an exempt wholesale generator incorporated on January 12, 1995 under the laws of the state of Wisconsin. Its principal offices are at the principal offices of WPS Power Development. The principal business is the ownership of the E. J. Stoneman Generating Station. Notice of the Federal Energy Regulatory Commission's finding that Mid-American Power is an exempt wholesale generator was received on July 3, 1996.

ii) PDI Stoneman owns 66-2/3% of Mid-American Power. The remaining 33-1/3% interest is not owned by any WPS Resources system company.

iii) WPS Resources, indirectly through PDI Stoneman, has $1,454,350 of capital invested in Mid-American Power. WPS Resources guarantees lines of credit for Mid-American Power of $12,500,000. WPS Resources receives an annual fee of $271,000 from Mid-American Power for this guarantee. There is $36,000 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of Mid-American Power for the year ended December 31, 2000 are as follows:

Capitalization:

Common Stock          $ 2,154,000
Retained Earnings      (6,493,715)
Long-Term Debt         19,341,674
Total                 $15,001,959

v) Service, sales, or construction contracts between Mid-American Power and any WPS Resources system company are as follows:

(1) Energy marketing contract with WPS Energy Services under which WPS Energy Services markets energy and capacity of the E. J. Stoneman plant for Mid-American Power. WPS Energy Service's revenues under this contract for the year ending December 31, 2000 were $245,000.

(2) Management Agreement with WPS Power Development under which WPS Power Development provides management services for Mid-American Power. Revenues of WPS Power Development under this contract for the year ending December 31, 2000 were $43,000.

(3) Operations and Maintenance Agreement with PDI Operations, Inc. under which PDI Operations provides operations and maintenance services for Mid-American Power. PDI Operations' revenues under this contract for the year ending December 31, 2000 were $230,000.

b) WPS Canada Generation, Inc.

i) WPS Canada Generation, Inc. was incorporated on December 14, 1998 under the laws of the state of Wisconsin under the name PDI Canada, Inc. PDI Canada, Inc changed its name to WPS Canada Generation, Inc. in January 2001. Its principal offices are at the principal offices of WPS Power Development. The principal business of WPS Canada Generation is to own the Tinker Hydro Station and related transmission assets located in New Brunswick, Canada. WPS Canada Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on May 7, 1999.

ii) WPS Power Development owns 100% of WPS Canada Generation's capital stock.

iii) WPS Resources Corporation indirectly, through WPS Resources Capital Corporation and WPS Power Development, has invested $9,405,654 in WPS Canada Generation. WPS Resources has guaranteed a $700,000 maintenance reserve and a $1,800,000 debt service reserve. These guarantees are aggregate guarantees for both WPS Canada Generation and WPS New England Generation. There is $1,789,000 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of WPS Canada Generation, Inc. for the year ended December 31, 2000 is:

Capitalization:

Common Stock      $     1,000
Paid in Capital     9,404,654
Retained Earnings     495,790
Long-Term Debt     16,799,213
Total             $26,700,657

v) Service, sales, or construction contracts between WPS Canada Generation and any WPS Resources system company are as follows:

(a) Power purchase agreement, effective March 2000, with WPS Energy Services under which, WPS Energy Services markets energy and capacity of the Tinker hydro plant for WPS Canada Generation. WPS Canada Generation's revenue under this contract for the year ending December 31, 2000 was $989,177.

(b) Power purchase agreement, effective May 2000, with WPS New England Generation under which WPS New England Generation purchased energy and capacity from the Tinker hydro plant from WPS Canada Generation. WPS Canada Generation's revenue under this contract for the year ending December 31, 2000 was $1,201,283.

c) WPS Generation New England, Inc.

i) WPS New England Generation, Inc. was incorporated on December 14, 1998 under the laws of the state of Wisconsin under the name PDI New England, Inc. PDI New England, Inc changed its name to WPS Canada Generation, Inc. in January 2001. Its principal offices are at the principal offices of WPS Power Development. The principal business of WPS New England Generation is to own hydro and diesel generation facilities and related transmission assets, located in Northern Maine. WPS New England Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on May 7, 1999.

ii) WPS Power Development, Inc owns 100% of WPS New England Generation's capital stock.

iii) WPS Resources Corporation indirectly, through WPS Resources and WPS Power Development, has invested $6,812,278 in WPS New England Generation, Inc. WPS Resources has guaranteed a $700,000 maintenance reserve and a $1,800,000 debt service reserve. These guarantees are aggregate guarantees for both WPS Canada Generation and WPS New England Generation. There is $173,000 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of WPS New England Generation for the year ended December 31, 2000 is:

Capitalization:

Common Stock      $     1,000
Paid in Capital     6,811,278
Retained Earnings    (592,053)
Long-Term Debt      6,825,787
 Total             $13,046,012

v) Service, sales, or construction contracts between WPS New England Generation and any WPS Resources system company are as follows:

(a) Power purchase agreement, effective March 1, 2000, with WPS Energy Services under which WPS Energy Services markets energy and capacity of the generation assets of WPS New England Generation. WPS New England Generation's revenue under this contract for the year ending December 31,2000 was $4,335,363.

(b) Water rights agreement, effective January of 2000, with WPS Canada Generation under which WPS New England Generation grants WPS Canada Generation the right to water in the production of energy. WPS New England Generation's revenue under this contract for the year ending December 31, 2000 was $360,000.

d) Sunbury Generation LLC

i) Sunbury Generation was incorporated on April 30, 1999 under the laws of the state of Delaware. Its principal offices are located at the principal offices of WPS Power Development. The company owns the 472-megawatt Sunbury Power Plant in Shamokin Dam, Pennsylvania. Sunbury Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on October 25, 1999.

ii) Sunbury Holdings owns 100% of Sunbury Generation.

iii) WPS Resources Corporation indirectly, through WPS Resources Capital, WPS Power Development, and Sunbury Holdings, has invested $12,000,000 in Sunbury Generation. WPS Resources has provided debt guarantees of $23,061,500 to Sunbury Generation. Long-term debt of Sunbury Generation also includes a $27,890,376 intercompany loan with WPS Resources and its affiliates. There is also $1,430,000 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of Sunbury Generation for the year ended December 31, 2000 is:

Capitalization:

Paid in Capital       $ 12,000,000
Retained Earnings      (14,676,852)
Long-Term Debt         107,007,801
Total                 $104,330,949

v) Service, sales, or construction contracts between Sunbury Generation and any WPS Resources system company are as follows:

(1) Power purchase agreement with WPS Energy Services under which WPS Energy Service's markets energy and capacity of the Sunbury plant for Sunbury Generation. WPS Energy Service's revenues under this contract for the year ending December 31, 2000 were $2,929,801.

(2) Fuel supply agreement and operation and maintenance contract with Penfield Collieries under which Sunbury Generation purchases fuel and pays the operation and maintenance expense of Penfield Collieries. Penfield Collieries' revenues under this contract for the year ending December 31, 2000 were $1,840,196.

(e) WPS Westwood Generation, LLC

i) WPS Westwood Generation, LLC is an exempt wholesale generator incorporated on September 18, 1998 under the laws of the state of Delaware under the name CinCap VI, LLC. CinCap VI, LLC changed its name to WPS Westwood Generation, Inc. in January 2001. Its principal offices are at the principal offices of WPS Power Development. The principal business is to own the Westwood Generation Station. Notice of the Federal Energy Regulatory Commission's finding that WPS Westwood Generation, LLC, formerly CinCap VI, is an exempt wholesale generator was received on May 7, 1999.

ii) Sunbury Holdings, LLC owns 100% of WPS Westwood Generation, LLC.

iii) WPS Resources Corporation indirectly, through WPS Resources Capital, WPS Power Development, and Sunbury Holdings, has $21,000,000 of capital invested in WPS Westwood Generation. WPS Resources guarantees a $100,000 energy supply agreement for WPS Westwood Generation. There is also $406,000 of intercompany accounts payable of WPS Westwood Generation to WPS Resources affiliates.

iv) Capitalization and earnings of WPS Westwood Generation for the year ended December 31, 2000 is:

Capitalization:

Paid in Capital       $21,000,000
Retained Earnings        (888,750)
Total                 $21,008,691

v) Service, sales, or construction contracts between Sunbury Generation and any WPS Resources system company are as follows:

(1) Power Purchase Agreement with Sunbury Generation under which Sunbury Generation markets energy and capacity of the WPS Westwood Generation plant. WPS Westwood Generation, LLC revenues under this contract for the year ending December 31, 2000 were $197,100.

LIST OF EXHIBITS

Exhibit A-1	Balance Sheet at December 31, 2000, of WPS Resources Corporation and subsidiaries.

Exhibit A-2	Income Statement and Statement of Retained Earnings of WPS Resources Corporation and subsidiaries for the year ending December 31, 2000.

Exhibit A-3	Balance Sheet at December 31, 2000, and Statements of Income and Surplus Accounts of Wisconsin River Power Company for the year ended December 31, 2000. (The financial statements of Wisconsin River Power Company are not customarily consolidated with those of any other company.)

Exhibit B	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Exhibit D	Statement showing sales for the calendar year 2000 of electric energy and gas by Wisconsin Public Service Corporation, Upper Peninsula Power Company, and Wisconsin River Power Company.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 2001.

WPS RESOURCES CORPORATION

/S/ D. P. Bittner
D. P. Bittner
Senior Vice-President and
Chief Financial Officer

(CORPORATE SEAL)

Attest: /S/ B. J. Wolf
B. J. Wolf
Secretary and
Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

B. J. Wolf, Secretary
WPS Resources Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001